
11008051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing Section
RECEIVED
JUN 28 2011
Wash. D.C.
211

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan("the Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2010 and 2009 and the supplemental schedule as of December 31, 2010 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 24, 2011

By: 

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plans Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077, 333-84384 and 333-164015) of M&T Bank Corporation of our report dated June 24, 2011, relating to the financial statements and financial statement schedule of the M&T Bank Corporation Retirement Savings Plan, which appears in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 24, 2011

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plans Committee of
the M&T Bank Corporation Retirement Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the M&T Bank Corporation Retirement Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefit Plans Committee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plans Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 24, 2011

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2010	2009
Investments, at fair value:		
M&T Bank Corporation common stock	$ 275,917,075	213,859,293
Mutual funds	836,765,873	708,245,722
Common trust fund	-	6,903,481
Total investments	1,112,682,948	929,008,496
Receivables:		
Participant contributions	1,358,129	1,107,692
Employer - matching contribution	1,141,241	601,546
Employer - Retirement Accumulation Account contribution	12,577,715	11,625,798
Notes receivable from participants	22,924,333	21,566,110
Total receivables	38,001,418	34,901,146
Accrued investment income	308,041	293,104
Due from broker	87,690	141,831
Assets available for benefits	$1,151,080,097	964,344,577

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2010	2009
Additions to assets available for benefits		
Net investment income:		
Interest	$ 1,177,190	1,343,986
Dividends	22,462,144	19,284,604
Net appreciation in fair value of investments	150,723,166	160,767,358
	174,362,500	181,395,948
Contributions:		
Participant	47,003,910	47,021,923
Employer - matching	24,571,744	23,772,310
Employer - Retirement Accumulation Account	12,577,715	11,625,798
	84,153,369	82,420,031
Transfer of net assets related to the Employees' Retirement Savings Plan of Provident Bank	-	45,859,852
	258,515,869	309,675,831
Deductions from assets available for benefits		
Participant withdrawals	(71,780,349)	(43,277,226)
Net increase in assets available for benefits	186,735,520	266,398,605
Assets available for benefits at beginning of year	964,344,577	697,945,972
Assets available for benefits at end of year	$ 1,151,080,097	964,344,577

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
Notes to Financial Statements

1. Description of plan

The following description of the M&T Bank Corporation Retirement Savings Plan ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution combined 401(k)/stock bonus plan. The stock bonus component is intended to be an employee stock ownership plan ("ESOP"), which is designed to invest primarily in the common stock of M&T Bank Corporation ("M&T"). The Plan offers a Retirement Accumulation Account ("RAA") feature. Employees who were participants of the M&T Bank Corporation defined benefit pension plan prior to January 1, 2006 were given an opportunity to choose between continuing to accrue benefits under that plan or receiving RAA contributions under the Plan. For those employees choosing to receive RAA contributions under the Plan and for any employee hired after July 1, 2004, M&T makes contributions on behalf of eligible participants based on each participant's compensation and length of service. The Plan exists for the benefit of employees of M&T and its subsidiaries ("the Company").

Eligibility and participation

Employees who are at least 21 years of age are immediately eligible to participate in the Plan and make pre-tax contributions through salary reduction. Participants are eligible to have 401(k) employer matching contributions made on their behalf on the first day of any pay period following the completion of 12 months of continuous service, provided that the participant is at least 21 years of age and making salary reduction contributions. Employees are eligible for RAA contributions if they are at least age 21, have completed 12 months of continuous service and are employed on the last day of the calendar year.

Administration

The Plan is administered by M&T's Employee Benefit Plans Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. The assets of the Plan are held by T. Rowe Price Trust Company ("T. Rowe"), as trustee. T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") provides recordkeeping services for the Plan.

The Board of Directors of M&T has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching and RAA contributions. Highly and non-highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 50%. Both highly and non-highly compensated employees who are participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. Contributions may be suspended at any time.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and overtime pay, all commissions earned, incentive/bonus payments and before-tax deferral amounts made by participants under Internal Revenue Code Sections 125, 132(f), 402(e)(3), 402(h) and 403(b), but excludes any compensation derived from equity awards.

Generally, an individual participant's total annual contribution may not exceed the lesser of 100% of compensation, as defined in the Internal Revenue Code, or $49,000 in each of 2010 and 2009. An individual participant's pre-tax contribution was limited to $16,500 in each of 2010 and 2009.

Participants are not permitted to make after-tax contributions to the Plan.

Catch-up contributions

A participant who has attained age 50 before the close of the respective Plan year is eligible to make unmatched catch-up contributions up to a maximum of $5,500 for each of 2010 and 2009.

Employer matching contributions

After the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 100% of the participant's pre-tax contributions that do not exceed 3% of compensation for the Plan year plus 50% of the participant's pre-tax contributions that exceed 3%, but do not exceed 6% of compensation for the Plan year.

Employer matching contributions are calculated and contributed each pay-period at the same time as the participant's salary reduction contributions. The Company will recalculate each participant's employer matching contribution on a quarterly basis and contribute the difference between the amount calculated based on the participant's year-to-date compensation and the year-to-date employer contributions.

Employer Retirement Accumulation Account contributions

For each Plan year, the Company will contribute on behalf of each eligible participant a percentage of each participant's compensation. An eligible participant is entitled to receive an RAA contribution if they (1) satisfy the Plan's eligibility requirements; (2) are credited with at least 1,000 hours of service during the Plan year; (3) are an active employee of the Company on the last day of the Plan year; and (4) do not participate in the M&T Bank Corporation defined benefit pension plan if hired prior to July 2, 2004. The percentage contributed by the Company is based on the years of vesting service credited to the participant. The RAA contribution will be made as soon as practicable after the close of the Plan year. RAA contributions are invested in the available investment alternatives in the proportion elected by the participants.

Rollover contributions

Employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

1. Description of plan, continued

Vesting

Participants' accounts are at all times fully vested and nonforfeitable, with the exception of portions attributable to RAA contributions and employer matching contributions made under the Partners Trust Bank Incentive Savings Plan ("the Partners Trust Plan") for former participants of that plan. The Partners Trust Plan was merged into the Plan on March 3, 2008.

Participants become fully vested in their RAA contributions after completion of five years of vesting service, or when normal retirement age is reached while employed by the Company. Participants vest in their RAA contributions as follows:

Vesting service	Vested percentage
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Employer matching contributions that were made under the Partners Trust Plan to its former participants became vested and nonforfeitable over three- and five-year vesting periods. Effective March 3, 2008, those provisions were adopted by the Plan and any unvested employer matching contributions made under the Partners Trust Plan to its former participants remain subject to those vesting periods. Former participants of the Partners Trust Plan are fully vested in employer matching contributions made to their account by M&T.

Forfeitures

Forfeitures represent (1) the RAAs of participants who have terminated employment with the Company and do not have a 100% non-forfeitable right in their RAA, and (2) employer matching contributions made to former participants of the Partners Trust Plan who have terminated employment and do not have a 100% non-forfeitable right to those contributions. Forfeitures are used first to restore participant accounts that are required to be reinstated pursuant to the provisions of the Plan. At the discretion of the Administrative Committee, any remaining forfeitures may be used to reduce employer contributions (including RAA contributions) for the year following the year in which the forfeiture arises. Employer contributions were reduced by $577,361 and $379,609 from the forfeiture account during 2010 and 2009, respectively. At December 31, 2010 and 2009, forfeited accounts totaled $325,571 and $202,253, respectively.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives and/or redirect their current contributions into different investment alternatives at any time. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period.

1. Description of plan, continued

Notes to participants

Participants may borrow from their account (other than the portion attributable to RAA contributions and employer matching contributions made after December 31, 2005) an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* on the date the loan is processed, except for certain loans formerly associated with the Employees' Retirement Savings Plan of Provident Bank, which determined interest rates based on local prevailing rates as determined by the plan administrator. Loans are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust, the Partners Trust Bank Incentive Savings Plan and the Employees' Retirement Savings Plan of Provident Bank, which allowed loan terms greater than five years under certain circumstances. Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of vested individual account balances as of the revaluation date immediately following such termination of service.

Upon termination of employment, participants have the option of receiving distributions of amounts greater than $5,000 (excluding rollover contributions) in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan. Mandatory distributions that exceed $1,000 but are less than $5,000 (excluding rollover contributions) are automatically rolled over into a T. Rowe individual retirement account unless otherwise directed by the participant. Distributions equal to $1,000 or less are automatically made by lump-sum payment less the mandatory 20% federal income tax withholding, unless otherwise elected within 90 days following termination. If the participant receives a distribution, the non-vested portion of their RAA will be forfeited.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70½ is attained. If a participant terminates employment after that date, distribution will be made as soon as administratively practicable following termination of employment.

ESOP provisions

A participant entitled to a distribution who has directed some or all of their balance to be invested in common stock of M&T has the right to elect the distribution in the form of M&T common stock. A participant may also elect to receive a distribution of dividends paid on shares of M&T common stock held in the Plan and allocated to the participant's account. Dividends will be

1. Description of plan, continued

distributed quarterly as soon as administratively practicable after the dividends are paid to the Plan. If no election is made, dividends will be reinvested in the common stock of M&T.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year. Assets in the common trust fund included debt securities which were valued based on quotations received from dealers who make markets in such securities or by independent pricing services. The fair value of certain assets in the common trust fund were determined using a discounted cash flow model that considered recent fee bids, as determined by recognizable dealers, discount rate, and the duration of the underlying portfolio of securities.

Information on fair value measurements is provided in note 3.

Investment income of M&T common stock, the common trust fund and each mutual fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties

The Plan invests in various types of investments which include equity, bond and money market mutual funds, common trust fund, and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

2. Summary of significant accounting policies, continued

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2010 and 2009 totaling $6,173 and $8,927, respectively. These amounts qualify as party-in-interest transactions and have been included in the statement of changes in assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

Recent accounting developments

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. ASU 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables in the Statements of Net Assets Available for Benefits at December 31, 2009. Other than the reclassification requirements, the adoption of ASU 2010-25 did not impact on the Plan's financial statements.

3. Fair value measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

- Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

- Level 3 – Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Plan's own estimates about the assumptions that market participants would use to value the asset or liability.

Assets and liabilities are classified within the fair value hierarchy based upon the lowest level classification of an input that is considered significant to the overall valuation. In general, the valuation techniques used attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. Fair value measurements, continued

The valuation methodologies described in note 2 under the caption "Investment valuation and income recognition" may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Administrative Committee believes the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the Plan year.

The following tables present the Plan's investments measured at estimated fair value on a recurring basis:

	At December 31, 2010			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$ 275,917,075	-	-	275,917,075
Mutual funds				
Large Cap	182,973,768	-	-	182,973,768
Mid Cap	82,489,329	-	-	82,489,329
Small Cap	72,841,496	-	-	72,841,496
International	84,753,986	-	-	84,753,986
Asset allocation	239,283,042	-	-	239,283,042
Corporate bonds	57,999,819	-	-	57,999,819
Government bonds	32,029,584	-	-	32,029,584
Money market	84,394,849	-	-	84,394,849
	836,765,873	-	-	836,765,873
Total investments measured at fair value	$1,112,682,948	-	-	1,112,682,948

	At December 31, 2009			
	Level 1	Level 2	Level 3	Total
M&T Bank Corporation common stock	$213,859,293	-	-	213,859,293
Mutual funds				
Large Cap	154,808,957	-	-	154,808,957
Mid Cap	63,213,962	-	-	63,213,962
Small Cap	56,186,326	-	-	56,186,326
International	74,260,537	-	-	74,260,537
Asset allocation	199,045,216	-	-	199,045,216
Corporate bonds	46,009,895	-	-	46,009,895
Government bonds	29,026,477	-	-	29,026,477
Money market	85,694,352	-	-	85,694,352
	708,245,722	-	-	708,245,722
Common trust fund stable value	773,190	6,081,967	48,324	6,903,481
Total investments measured at fair value	$922,878,205	6,081,967	48,324	929,008,496

There were no transfers between levels of the fair value hierarchy during 2010 or 2009. The changes in Level 3 investments measured at estimated fair value on a recurring basis during the Plan year ended December 31, 2010 were as follows:

Balance - January 1, 2010	$ 48,324
Common trust fund transfers, sales and purchases, net	(48,324)
Balance - December 31, 2010	$ -

4. Investments

Investments representing 5% or more of assets available for benefits as of the dates indicated were as follows:

	December 31	
	2010	2009
M&T Bank Corporation common stock	$275,917,075	213,859,293
MTB Group of Funds Prime Money Market Fund	84,394,849	85,694,352
Harbor Capital Advisors, Inc. International Fund	83,713,211	73,833,907
T. Rowe Price Associates, Inc. Balanced Fund	78,526,366	69,499,886
The Vanguard Group, Inc. Institutional Index Fund	69,624,359	59,967,696
MTB Group of Funds Mid Cap Growth Fund	62,915,123	*

* *The fair value of this investment was less than 5% of the Plan's total net assets available for benefits at December 31, 2009.*

Statement of changes in assets available for benefits

The Plan presents in the statement of changes in assets available for benefits the net appreciation in fair value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated in value as follows:

	For the year ended December 31,	
	2010	2009
M&T Bank Corporation common stock	$ 64,965,475	34,622,928
Mutual funds	85,757,691	126,144,430
Net appreciation in fair value of investments	$150,723,166	160,767,358

5. Income taxes

The Internal Revenue Service issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan has been amended. The Administrative Committee is of the opinion that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that those amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes. Participants are not subject to federal or state income tax on employer contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrative Committee has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

6. Plan amendments

Effective July 20, 2009, the Plan was amended to provide credit for past service for former employees of Provident Bank for eligibility and vesting purposes and to clarify the Plan's eligibility rules and, effective September 1, 2009, was amended with respect to the merger of the Employees Retirement Savings Plan of Provident Bank into the Plan.

7. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 3,169,639 shares with a fair value of $275,917,075 and 3,197,179 shares with a fair value of $213,859,293 at December 31, 2010 and 2009, respectively. The plan received cash dividends of $8,644,593 and $8,436,491 on the common stock of M&T during 2010 and 2009, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe Price. T. Rowe Price serves as trustee and record-keeper. MTB Investment Advisors, Inc. ("MTBIA") provides advisory services for Plan investments in the MTB Group of Funds, as well as providing recommendations related to the investment alternatives offered by the Plan. MTBIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay MTBIA any fees on behalf of the Plan during 2010 and 2009. M&T Bank paid $438,937 to T. Rowe Price in 2010 and $530,458 in 2009 for trustee and recordkeeping services for the Plan.

8. Subsequent event

On May 16, 2011, M&T completed the acquisition of Wilmington Trust Corporation. It is anticipated that the Wilmington Trust Thrift Savings Plan will be merged into the Plan prior to December 31, 2011. The Wilmington Trust Thrift Savings Plan had net assets available for benefits of approximately $212 million at December 31, 2010.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of issue, borrower, lessor, or similar party	Description of investment	Number of shares or principal amount	Fair value
Common stock			
Financial:			
* M&T Bank Corporation [1]	Common Stock	3,169,639	$ 275,917,075
Mutual fund investments			
Harbor Capital Advisors, Inc.	International Fund	1,395,220	83,713,211
* MTB Group of Funds	Intermediate-Term Bond Fund	1,859,682	19,694,035
* MTB Group of Funds	International Equity Instl I	114,120	1,040,775
* MTB Group of Funds	Large Cap Growth Fund	1,870,432	16,179,239
* MTB Group of Funds	Large Cap Value Fund	1,359,934	14,428,901
* MTB Group of Funds	Mid Cap Growth Fund	4,288,693	62,915,123
* MTB Group of Funds	Prime Money Market Fund	84,394,849	84,394,849
* MTB Group of Funds	Small Cap Growth Fund	1,485,851	24,486,828
* MTB Group of Funds	U.S. Government Bond Fund	3,298,618	32,029,584
Pacific Investment Management Company LLC (PIMCO)	Total Return Bond Fund	3,530,487	38,305,784
Davis Distributors, LLC	Selected American Shares Fund	299,353	12,396,189
* T. Rowe Price Associates, Inc.	Balanced Fund	4,068,724	78,526,366
* T. Rowe Price Associates, Inc.	Equity Income Fund	1,136,296	26,918,852
* T. Rowe Price Associates, Inc.	Growth Stock Fund	1,350,738	43,426,228
* T. Rowe Price Associates, Inc.	Retirement 2010 Fund	1,668,402	25,593,294
* T. Rowe Price Associates, Inc.	Retirement 2020 Fund	2,940,760	48,346,098
* T. Rowe Price Associates, Inc.	Retirement 2030 Fund	2,347,289	40,561,146
* T. Rowe Price Associates, Inc.	Retirement 2040 Fund	2,154,082	37,524,116
* T. Rowe Price Associates, Inc.	Retirement Income Fund	666,058	8,732,022
* T. Rowe Price Associates, Inc.	Small-Cap Value Fund	1,338,352	48,354,668
Teachers Personal Investors Services, Inc. (TIAA-CREF)	Mid-Cap Value Retire	1,152,780	19,574,206
The Vanguard Group, Inc.	Institutional Index Fund	605,377	69,624,359
			836,765,873
Loans to participants			
* Loans to participants	4.25%-11.50%, fully secured by vested benefits, due 2011 through 2021	$ 22,924,333	22,924,333
	Total assets held for investment purposes		$ 1,135,607,281

[1] See note 7 of notes to financial statements.

* Denotes party-in-interest.